Mail Stop 4561

June 28, 2007

Jitendra S. Saxena
Chief Executive Officer
Netezza Corporation
200 Crossing Boulevard
Framingham, MA 01702

Re: Netezza Corporation
Amendment No. 4 to Form S-1
Filed on June 28, 2007
File No. 333-141522

Dear Mr. Saxena:

        We have reviewed your Form S-1/A and corresponding response letter filed on June 28, 2007 and have the following comments regarding the financial statements and related matters. Additional comments regarding other matters will be forthcoming.

Summary Financial Data, page 5

1.   You state on page 4 that the Company will use a portion of the proceeds from the offering to repay approximately $9.9 million of outstanding debt. Please revise the pro forma as adjusted information on page 6 (and elsewhere throughout the document) to reflect this fact and include appropriate disclosures in the notes to the table to explain such adjustment.

Capitalization, page 25

2.   Revise your pro forma as adjusted information on page 25 to reflect the fact that a portion of the proceeds will be used to repay the $9.9 million of outstanding debt. Please note that each of the adjustments to arrive at the pro forma financial statements should be referenced in the notes to the table, which clearly explain the assumptions involved pursuant to Rule 11-02(b)(6) of Regulation S-X. Further, please note that any changes in components of long-term debt and equity should be presented by separate columnar presentation.

Stock-Based Compensation, page 36

3.　　　We note your response to our prior comment 2 and your revised disclosures with regards to the factors considered in revaluing the Company's common stock in June 2007. We further note your disclosures on page 40 where you indicate that while Revolution Partners was aware that the Company aspired to complete an IPO, they did not factor into their valuation methodologies in February 2007, the fact that the Company had formally commenced the IPO process and this fact is therefore, not reflected in the initial February 2007 valuation. Please reconcile this statement to your disclosures on page 37 where you indicate that Revolution Partners lowered the illiquidity discount to reflect "the greater likelihood of an initial public offering" and your disclosures on page 38 where you indicate that the common stock discount decreased as "the likelihood of an initial public offering increased." Similarly, your disclosures regarding the increase in the value of the Company's common stock at November 2006 compared to the reassessed value at February 2007 indicates that the IPO was much more likely in February 2007 than it was in November 2006 and accordingly the liquid trading market for your common stock and the elimination of your preferred stock resulting from the IPO had a very significant impact on the value of your common stock. We further note that Revolution Partners decreased both the illiquidity discount and the common stock discount from 15% in the November 2006 valuation to 7.5% in the February 2007 valuation, however, as you indicate in your response to prior comment 3, the Board does not believe that the Revolutions Partner's valuation adequately factored in the likelihood of the pending IPO and its impact on the valuation. Please explain why the Board believes that the initial February 2007 valuation did not adequately factor in the potential pending IPO and tell us how your analysis changed for this factor when you revalued the stock in June 2007. Also, revise your disclosures accordingly.

4.　　　We note your disclosures on page 41 where you reference continuing discussions with the Staff with regard to the fair market value of the Company's common stock at various grant dates in fiscal 2007 and 2008. We further note your statement "It is possible that upon the conclusion of those discussions, we will need to reassess the fair market value of our common stock at various option grant dates in fiscal 2007 and fiscal 2008." Please note that it is not the Staff's responsibility to assess the fair market value of the Company's common stock, but rather to gain insight and disclosure as to how these valuations were performed. It is management's responsibility to determine the fair market value of your common stock and it is your auditor's responsibility to review this determination. Please confirm your understanding of this issue and revise the filing to remove or amend this disclosure.

You may contact Megan Akst at 202-551-3407 or Kathleen Collins, Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via facsimile: 617-526-5000
        Patrick J. Rondeau, Esq.
        Wendell C. Taylor, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP